Exhibit 99.2

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2018 FIRST QUARTER RESULTS

HONG KONG —July 25, 2017 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal 2018 first quarter ended June 30, 2017.

Net income for the fiscal 2018 first quarter increased 31.5 percent to $217,000, or $0.06 per diluted share, from $165,000, or $0.04 per diluted share, last year. Net sales for the same period were $5.3 million compared with $5.2 million a year earlier.

“Results for the fiscal first quarter indicate the company is nearing the end effect of its multi-year strategy to eliminate lower margin business. We are encouraged by business trends indicating the willingness of customers to accept realistic price increases to support the quality and reliability of our manufacturing services,” said Roland Kohl, chairman, president and chief executive officer.

Gross profit for the 2018 fiscal first quarter was $1.38 million compared with $1.29 million in the same period a year ago, with gross profit as a percentage of sales increasing to 26.0 percent from 24.6 percent a year ago.

Selling, general and administrative expense for the 2018 fiscal first quarter increased -- primarily due to costs associated with supporting and strengthening the company’s engineering and marketing efforts and its emerging Myanmar operation. The company’s currency exchange loss decreased to $4,000 in the quarter from $17,000 in the same period last year due to a weakening RMB.

Kohl highlighted the company’s solid financial position, with cash and cash equivalents of $10.1 million -- exceeding the combined short- and long-term liabilities by $3.8 million. At June 30, 2017, the company had working capital of $10.5 million.

Total shareholders’ equity at June 30, 2017 was $11.5 million compared with $11.3 million as of March 31, 2017. The company’s current ratio at June 30, 2017 was 2.6:1.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended
	June 30
	2017	2016
Net sales	$5,309	$5,225
Cost of sales	3,928	3,940
Gross profit	1,381	1,285
Selling, general and administrative expenses	1,137	1,054
Operating income	244	231

Non-operating income (expense):

Exchange gain (loss), net	(4)	(17)
Interest income	3	1
Gain/(loss) on disposal of asset	46	—
Other income (expense)	0	0
Total non-operating income (expenses)	45	(16)

Net income before income tax and non-controlling interests	289	215
Income taxes	(65)	(50)
Net income before non-controlling interests	224	165

Less: net gain/(loss) attributable to non-controlling interests	7	0

Net income attributable to Highway Holdings Limited’s Shareholders	$217	$165

Net income per share – basic and diluted	$0.06	$0.04

Weighted average number of shares outstanding:
Basic	3,802	3,802
Diluted	3,802	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	June 30	March 31
	2017	2017
Current assets:
Cash and cash equivalents	$10,108	$10,028
Accounts receivable, net of doubtful accounts	3,383	3,403
Inventories	2,508	2,265
Prepaid expenses and other current assets	803	714
Total current assets	16,802	16,410

Property, plant and equipment, net	909	954
Goodwill	77	77
Long-term deposits	111	111
Total assets	17,899	17,552

Current liabilities:
Accounts payable	$1,713	$2,391
Accrued expenses and other liabilities	4,066	3,053
Income tax payable	352	328
Dividend payable	189	438
Total current liabilities	6,320	6,210

Deferred income taxes	32	32
Total liabilities	6,352	6,242

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	231	13
Accumulated other comprehensive income/(loss)	(127)	(136)
Treasury shares, at cost – 5,049 shares as of June 30, 2017; and on March 31, 2017	(14)	(14)
Non-controlling interest	49	39
Total shareholders’ equity	11,547	11,310

Total liabilities and shareholders’ equity	$17,899	$17,552